                                                                      EXHIBIT 1


                                                     2003 SECOND QUARTER REPORT
                                                 SIX MONTHS ENDED JUNE 30, 2003



                                  [PICTURE]


      [LOGO]
CANADIAN SUPERIOR
    ENERGY INC.
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o MESSAGE TO SHAREHOLDERS
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The second quarter of 2003 was a record quarter for Canadian Superior with significant increases achieved in cash flow, production and revenues. Compared to the second quarter of 2002, cash flow increased thirteen fold to $4.7 million, revenues increased five fold to $9.9 million and average production increased three fold to 2,771 boe/d. Corporate strategies implemented in 2003 have resulted in substantial growth in all of our key corporate performance measures. The Drumheller area has now clearly emerged as our single largest core producing area with a solid existing production base and years of remaining production and reserves growth potential.

During the second quarter of 2003, Canadian Superior concentrated on three significant initiatives.

First, in the Drumheller area, an oil and gas development drilling program was initiated to add new production. To date we have achieved a 100% success rate in the drilling of six wells that are expected to significantly increase production, starting in the third quarter of 2003. Four oil wells and two gas wells have been completed after the end of the second quarter. Two tied-in Banff oil wells are currently producing at approximately 250 boe/d and two Mannville oil wells have tested at a combined rate of 450 boe/d and are currently being equipped for production. Testing is underway on two gas wells that can be quickly tied-in to existing facilities.

Second, Offshore Nova Scotia, Canadian Superior and El Paso selected a drilling location for the first "Mariner Project" exploration well directly offsetting the 1.6 tcf Venture natural gas field. El Paso has committed to spud this well by November 15, 2003, subject to receipt of regulatory approvals and subject to rig availability. This first well is expected to be drilled to a total depth of approximately 18,370 feet to evaluate one of three large structures identified on our World Class "Mariner Project" license.

Third, Canadian Superior is working to lever our established Offshore Nova Scotia expertise into other World Class basins to create further "Home Run" opportunities for our shareholders.

HIGHLIGHTS OF SECOND QUARTER ACTIVITIES INCLUDE:

o A thirteen fold increase in Cash Flow to $4.7 million ($0.05 per share) compared to $0.3 million in the second quarter of 2002.

o A five fold increase in Revenues to $9.9 million compared to $2.0 million in the second quarter of 2002.

o A three fold increase in average production to 2,771 boe/d compared to 921 boe/d in the second quarter of 2002.

o Net Earnings of $0.7 million compared to a loss of $0.4 million in the second quarter of 2002.

o Preparations were completed for the commencement of development drilling activities on our Drumheller area holdings. Six successful oil and gas wells have been drilled to date. Additional exploration and development drilling is planned with site surveys in progress for eight new well locations.

o Preparations continued for the drilling of our next exploration well Offshore Nova Scotia. Canadian Superior and El Paso have selected a location for the next exploration well with spudding expected to occur prior to November 15, 2003. The Environmental Assessment approval is in place and the Wellsite and Offshore Hazard Surveys have recently been completed.

o Planning continued for winter access area drilling and testing activities in East Ladyfern area, where two Slave Point natural gas discoveries were made earlier this year.


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o MESSAGE TO SHAREHOLDERS
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Our third quarter activities have established programs that are focused on methodically building production from our Western Canadian holdings while moving aggressively to proceed with high impact exploration activities in Western Canada and Offshore Nova Scotia. We intend to maintain a strong balance sheet and to pursue selective acquisitions in existing core areas, with particular focus on the Drumheller area. Our target remains to exit 2003 with year-end production in excess of 5,000 boe/d.

OPERATIONS SUMMARY

The second quarter of 2003 was a new milestone quarter for Canadian Superior. Average production during the second quarter reached a new record level of 2,771 boe/d, up three fold from 921 boe/d in the second quarter of 2002. Our second quarter operations focus was primarily centered on initiating a development drilling program on our Drumheller area holdings. This program commenced in July with drilling targeted to oil and gas wells capable of being rapidly placed on-stream. The addition of new production from Drumheller area development drilling after the end of the second quarter has resulted in current production of approximately 3,000 boe/d, with additional production from at least four new wells expected to be added prior to the end of September.

WESTERN CANADA

(ALBERTA, BRITISH COLUMBIA AND SASKATCHEWAN)

DRUMHELLER AREA, ALBERTA

The Drumheller area is the largest single producing area for Canadian Superior. This core area holds significant long-term growth potential. The solid existing production base, combined with a large undeveloped land position and significant optimization and enhancement potential, establishes this core area as a desirable holding with years of future growth potential. The current 2003 target is to add approximately 2,000 boe/d of new production from this area by year-end through development drilling, work overs and initiatives to bring wells on-stream to utilize existing facilities and pipeline capacity. We intend to continue to expand our land and production base in this area wherever possible. Additional lands acquired in the Drumheller area have increased our total acreage holdings to 180,000 gross acres (116,552 net acres) in the Drumheller area, of which 170,000 gross acres (106,693 net acres) were acquired from El Paso in the Drumheller property acquisition in March of this year.

We have identified a significant number of exploration and development targets on our Drumheller holdings. Since the end of the second quarter, six successful oil and gas wells have been drilled. Tie-ins have occurred in as little as one week after testing. Additional exploration and development drilling is planned with site surveys in progress for eight new well locations, all of which are expected to be drilled by the end of October. Successful wells are expected to be tied-in rapidly to existing infrastructure. Plans are currently being finalized to proceed with several small 3-D seismic programs to support ongoing exploration and development activities. The Drumheller assets are core holdings that can be enhanced in the following areas:

o    Exploration in untouched deeper drilling horizons.

o    Shallow depth development and exploration drilling.

o    Re completions, reactivations and facilities optimization programs.

o Examining 12 identified potentially productive oil and gas zones between surface and 1,400 metres.

o    Implementation of a full water flood program in the Mannville "I" Pool.

o Capitalizing on recent coal bed methane initiatives being pursued in the Drumheller area.


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o MESSAGE TO SHAREHOLDERS
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In connection with coal bed methane, the potential exists for production from identified coal bed deposits on our extensive land holdings. Two pilot wells have recently been drilled on our acreage. The Drumheller area is one of Western Canada's original prolific coal basins and our extensive area holdings may hold significant coal bed methane upside. Acreage offsetting our land holdings is currently being evaluated by several operators for coal bed methane production.

In the Drumheller area, we are very pleased with the progress made in integrating our Canadian Superior technical staff with the field staff who joined us from El Paso. Our recently announced drilling successes confirm that staff transitions have been handled smoothly.

EAST LADYFERN AREA, ALBERTA (50% - 75% WI, OPERATED)

The East Ladyfern area is a significant high impact exploration area for Canadian Superior that is only accessible in winter months. We currently hold 22 contiguous sections of land in this area. During the first quarter, we successfully completed two Slave Point gas wells jointly with our partner El Paso, who farmed-in and participated for 50% to earn 25%. Based on preliminary results, we are confident that our new discoveries will result in establishment of a new large Slave Point natural gas field. Planning continued, in the second quarter, for completion of testing of the two new wells at the beginning of this coming winter drilling season. In addition, plans have been developed to proceed with a 3-D seismic program followed by the drilling of additional follow-up wells this winter. Pipeline routes have been surveyed and activities related to testing and facilities will commence after winter conditions return to this area later this year.

OTHER ALBERTA: VENUS, WINDFALL, BISON LAKE AND TWINING

VENUS (100% WI & FARM-IN, OPERATED): In this winter access area, planning continued in regard to addressing water disposal challenges associated with existing producing wells and wells scheduled to be placed on-stream. Additional drilling is being considered targeting a structure up-dip of the productive Slave Point reef trend.

WINDFALL (100% WI, OPERATED): Plans are being considered for a multi-well winter drilling program targeting Gething, Nordegg and Notikewan natural gas. Seismic interpretation has also identified a deep oil bearing objective that may result in a high impact exploration well being drilled this winter.

BISON LAKE (100% WI, OPERATED): Winter drilling plans are being considered for a multi-well program targeting multi-zone shallow-depth gas potential on our holdings.

TWINING (66.7% WI, OPERATED): In the Twining area, during the second quarter Canadian Superior participated in the successful drilling of a horizontal Pekisko gas well. The well has been cased and is to be completed and tested during September with tie-in operations to follow.

BRITISH COLUMBIA: UMBACH AND ALTARES

UMBACH (62.5% WI, OPERATED): In the Umbach area, Canadian Superior is focusing on a deep objective in the Slave point formation that is on-trend south and west of the Ladyfern area. Several companies have expressed serious interest in farming-in on our acreage. We are currently reviewing seismic in the area and drilling of this high impact play is being considered for the upcoming winter drilling program.


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ALTARES (33%-100% WI, OPERATED): In the Altares area, Canadian Superior holds extensive acreage on a large foothills over thrust prospect. We are planning to drill an exploration well targeting the Mississippian formation during the next winter drilling season. This high impact prospect is directly on-trend and analogous to the large Kobes Creek natural gas field.

UNDEVELOPED LAND INVENTORY

During the second quarter we continued to expand our Western Canadian undeveloped acreage holdings through the addition of 17,360 gross acres (16,158 net acres). Our Western Canadian undeveloped land acreage at the end of the second quarter was 186,312 gross acres (158,512 net acres) with an average working interest of 86%. Our Drumheller area undeveloped acreage, at 88,721 gross acres (73,649 net acres), represents a substantial portion of our Western Canadian land holdings. We intend to actively add to these holdings, with particular focus on the Drumheller area, to support expanded drilling initiatives targeting new production and reserves growth in the Drumheller area and in other high impact areas outlined above.

EASTERN CANADA

EAST COAST (OFFSHORE NOVA SCOTIA)

Canadian Superior has entered into significant joint venture agreements with subsidiaries of the El Paso Corporation relating to its "Marquis" and "Mariner" Projects. These projects are being pursued to establish anchor gas supply sources for the proposed El Paso U.S. $1.8 billion Blue Atlantic Pipeline and Offshore Gathering System that is to transport gas from Sable Island to New York City. The overall effect of the joint venture agreements is that Canadian Superior is contributing exploration projects, and Canadian Superior and El Paso are pooling various financial and technical strengths and resources to develop production within a large, exciting oil and gas basin Offshore Nova Scotia.

The initial joint venture agreements allowed El Paso to earn a 50% working interest in the "Marquis Project" by joining Canadian Superior in the drilling of the "Marquis" L-35/L-35A well drilled in 2002. As part of the initial joint venture agreements, El Paso agreed to jointly participate in acquiring detailed in fill high-density seismic data on Canadian Superior's "Mariner Project" license. The "Mariner Project" seismic acquisition was designed to assist in defining drilling locations, and was completed in late 2002.

On April 16, 2003, we announced that the El Paso Corporation, through its Canadian subsidiary El Paso Oil and Gas Canada, Inc., had formally elected to farm-in and participate on a promoted basis in the drilling and development of our "Mariner Project". Under this farm-in agreement, Canadian Superior has the right to retain up to a 50% working interest in the "Mariner Project" by contributing up to one-third of drilling costs.

"MARINER" PROJECT (UP TO 50% WI)

Canadian Superior's "Mariner Project" (EL 2409) is a "World Class" exploration project located approximately eight kilometres northeast of Sable Island, Offshore Nova Scotia. On April 16, 2003, we announced that the El Paso Corporation, through its Canadian subsidiary El Paso Oil and Gas Canada, Inc., had formally elected to farm-in and participate in the drilling and development of our "Mariner Project".


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o MESSAGE TO SHAREHOLDERS
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During the second quarter, preparations continued for the drilling of our first exploration well on the "Mariner Project". Canadian Superior and El Paso have now selected the location for the first "Mariner Project" exploration well. El Paso has committed to spud this well by November 15, 2003, subject to receipt of regulatory approvals and subject to rig availability. This first "Mariner Project" well is expected to be drilled to a total depth of approximately 18,370 feet to evaluate one of three large structures identified on the "Mariner Project" license. Environmental Assessment approvals are in place and the "Wellsite Survey" and the "Offshore Hazard Survey" has just been completed.

The first "Mariner Project" well is be located in shallow water depths of approximately 180 feet and it will be one of the deepest wells to be drilled in Canada in 2003. The well location is directly on-trend with an existing well, Mobil Arcadia J-16, that has proven and probable reserves of approximately 250 bcfe of natural gas in place. In addition, the first location is on a large structure that is analogous to the proven Venture Gas Field. The targeted structure to be drilled is approximately 20 kilometres in length and is located approximately eight kilometres northwest of the Venture Gas Field. The Venture Gas Field has approximately 1.6 tcf of natural gas reserves.

To date, three separate drillable prospects have been mapped and defined by extensive high-resolution seismic shot by El Paso and ourselves over the "Mariner Project" lands. The site of the first planned drilling location is on the southeast side of our license approximately 13 kilometres west, and up-dip, of the Mobil Arcadia J-16 discovery and eight kilometres northeast of the West Venture C-62 and Venture B-52 wells. Indicated closure in the first targeted structure exceeds 11,000 acres with the potential for in excess of 1 tcf of recoverable gas.

Permitting, engineering, procurement and other activities are all well underway for the first "Mariner Project" exploration well. In addition, all longer lead-time regulatory approvals such as the Environmental Assessment for Drilling, Canada-Nova Scotia Benefits Plan, and the Health, Safety & Environmental Management System have been obtained. Upon receipt of a well license, we intend to immediately proceed with drilling of the first "Mariner Project" exploration well.

"MARQUIS" PROJECT (50% WI)

We are currently planning to move forward with El Paso to further develop our "Marquis Project" (Blocks EL2401 and EL2402). Our "Marquis Project" is located approximately 20 kilometres northwest of Sable Island and approximately 25 kilometres northeast of the Deep Panuke Abenaki reef natural gas discovery. We have engaged a seismic contractor to conduct a targeted high-resolution 3-D Seismic Survey on the "Marquis Project" lands commencing late in September. This seismic data will provide additional detailed geophysical data to tie to the measured well bore data obtained through the drilling of the 2002 "Marquis L-35/L-35A" exploration well. This will establish optimal drilling locations for 2004 on the Abenaki Reef up-dip from our 2002 "Marquis" L-35/L-35A well. The "Environmental Impact Assessment:
Proposed 3-D Seismic Survey" was filed with the Canada-Nova Scotia Offshore Petroleum Board ("CNSOPB") in April 2003 and approval has been obtained to proceed with the seismic program.

"MAYFLOWER" PROJECT (100% WI)

Work is continuing on Canadian Superior's "Mayflower" block (Block EL2406). Mapping to date indicates the presence of five sizeable deep-water prospects within the "Mayflower" block. These large prospects are all structural and are typically formed by mobile salt tectonics. Prospect sizes range from 50 to 200 square kilometres in size and are located in 1,300 to 2,500 metre water depths. Similar deep-water structures offshore West Africa and in the Gulf of Mexico have resulted in several hundred million barrel discoveries.


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o MESSAGE TO SHAREHOLDERS
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Approval from the CNSOPB has been received for the "Mayflower, Canada-Nova
Scotia Benefits Plan". The "Environmental Assessment of Exploration Drilling" and the "Environmental Assessment of Seismic Programs" has been filed with the CNSOPB. Approval is expected during the third quarter of 2003. We currently plan to proceed with high priority seismic data program over the "Mayflower" block later this year or early in 2004 to define target structures for drilling in 2004.

The deep-water plays Offshore Nova Scotia have attracted interest from several large international oil and gas companies. Currently Imperial Oil and Talisman Energy are drilling in the area. Marathon, EnCana and Shell Canada are also moving forward with plans for wells in this area. Canadian Superior is currently in the process of securing a joint venture partner for the deep water "Mayflower" block. The "Mayflower" joint venture partnership is being structured on terms similar to past joint ventures and it should result in the release to us up to $10.3 million in secured term deposits currently assigned to the "Mayflower" block.

OUTLOOK

During the remainder of 2003, we intend to continue to focus our efforts on increasing Western Canadian cash flow and production focusing on the Drumheller area and high impact Western Canadian plays. Selective acquisitions will be pursued in existing core areas. Our target for 2003 exit rate production is to exceed 5,000 boe/d. We intend to maintain a strong balance sheet and to continue with further drilling and development of the `World-Class' "Mariner", "Marquis" and "Mayflower" East Coast Projects in order to increase the value of our shareholders' assets. We also intend to capitalize on our offshore expertise to create further "Home Run" opportunities for our shareholders in other World Class basins.

We wish to thank our shareholders for their strong support. Respectfully submitted on behalf of the Management, Staff and Board of Directors of Canadian Superior Energy Inc.

/s/ Greg S. Noval
-----------------
Greg S. Noval
President & CEO
August 29, 2003


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o MANAGEMENT DISCUSSION AND ANALYSIS
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The first half of 2003 was highlighted by the closing of the Drumheller property acquisition on March 20, 2003. This strategic acquisition provides Canadian Superior with a significant, stable core operating base and significantly increases the Corporation's production and cash flow. Only revenues, expenses and production volumes related to production volumes of the property from March 21, 2003 forward were recorded on the statement of earnings of the Corporation and as such the second quarter of 2003 is the first full reporting period that reflects the impact of the acquisition. Selected financial and operational highlights, pro forma the Drumheller acquisition occurring at January 1, 2003, are included in Note 6 to the financial statements.

Cash flow from operations totaled $4.7 million during the second quarter of 2003, up 1,246 percent from $0.3 million posted in the same period of 2002. Cash flow from operations was $5.4 million for the first six months of 2003, an increase of 3,446 percent over the corresponding 2002 period.

Oil and gas revenues for the three months ended June 30, 2003 reached a record level of $9.9 million, a 385 percent increase over the $2.0 million posted during the same period in 2002 as a result of significantly higher production levels and commodity prices. During the six months ended June 30, 2003, revenues increased 383 percent to $13.9 million from $2.9 million for the same period in 2002.

Gas production for the second quarter of 2003 averaged 12.6 mmcf/d, up 142 percent from the 5.2 mmcf/d reported in the second quarter of 2002. The Corporation averaged $6.80 per mcf during the quarter, an 86 percent increase over the $3.65 per mcf realized in the second quarter of 2002. During the six months ended June 30, 2003 natural gas production averaged 8.8 mmcf/d, with an average price of $7.16 per mcf, up from 3.9 mmcf/d, at an average sales price of $3.69 per mcf, for the same period of 2002.

Oil and NGLs production averaged 671 bbl/d for the three months ended June 30, 2003, more than twelve times the average production for the corresponding 2002 period. Liquids prices averaged $32.88 during the second quarter of 2003, down slightly from $35.16 in the same period of 2002. During the six months ended June 30, 2003, oil and NGLs production averaged 399 bbl/d, with an average price of $34.40 per bbl, up from 54 bbl/d at an average price of $29.27 per bbl in the same period of 2002.

Royalty expenses increased to $2.0 million for the three months ended June 30, 2003 from $0.5 million for the same period in 2002. For the six months ended June 30, 2003 royalties increased to $2.9 million from $0.7 million during the same period in 2002. Significantly increased production levels in 2003, as a result of the Drumheller transaction, was the principal factor in the higher royalty expenses paid in 2003. Royalties averaged approximately 20.7 percent of revenues for both the second quarter of 2003 and the year to date.

Production and operating expenses during the three months ended June 30, 2003 increased to $2.0 million from $0.6 million for the same period of 2002 as a result of higher production levels. Production and operating expenses totaled $2.7 million in the first half of 2003 up from $0.9 million the first half of 2002. On a unit of production basis, production and operating costs averaged $7.89 per boe and $8.06 per boe for the second quarter and first six months of 2003, respectively. These operating costs include work overs primarily at the Corporation's northern access properties related to optimization programs being implemented. The Corporation is currently forecasting continuing production and operating costs of approximately $6.50 per boe.

General and administrative expenses increased slightly to $0.8 million in the second quarter of 2003, from $0.7 million in the second quarter of 2002. For the six months ended June 30, 2003 general and administrative expenses totaled $2.5 million, up from $1.3 million for the same period in 2002. This increase can be attributed to increased staffing and associated expenses to support the Corporation's increased operations activities, as well as a one-time contractual payment due to an officer and director of the Corporation.


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o MANAGEMENT DISCUSSION AND ANALYSIS
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Depletion and amortization expenses totaled $3.5 million for the second quarter of 2003, compared to $0.7 million recorded in the same period of 2002. For the six months ended June 30, 2003, depletion and amortization expenses totaled $4.7 million, up from $1.0 million for the first half of 2002. On a boe basis, depletion and amortization was $13.98 and $14.06 for the three and six-month periods ended June 30, 2003, respectively. The provision for future site restoration rose to $0.3 million for the second quarter of 2003, bringing the first half of 2003 total to $0.4 million, due to the increased number of wells and increased production levels associated with the Drumheller acquisition.

Interest expense for the second quarter of 2003 was $0.4 million, bringing the first half of 2003 total to $0.6 million. Interest expense has increased as the Corporation increased its revolving production loan facility to $28.0 million in conjunction with the Drumheller acquisition on March 20, 2003. At June 30, 2003, the Corporation had drawn $26.3 million of the loan facility.

Canadian Superior earned $0.1 million in interest on its Nova Scotia Offshore deposits during each quarter of 2003. The Corporation recorded current taxes, in respect of the Federal Large Corporations Tax, of $0.1 million and recorded a future income tax expense of $0.1 million for the six months ended June 30, 2003. The Corporation posted net earnings of $0.7 million for the second quarter of 2003, bringing the 6 month total to $0.1 million. During 2002, the Corporation had a loss of $0.4 million and $0.8 million for the second quarter and first half, respectively.

Capital expenditures totaled $62.5 million in the first half of 2003, including $54.2 million of total costs relating to the Drumheller acquisition. Approximately $5.9 million was spent on exploration and development activities, $0.5 million on land and lease costs and $1.9 million of general and administration expenses were capitalized. The second quarter of 2003 capital expenditures totaled $3.7 million, 55 percent less than the same period in 2002.

The 2003 capital expenditures were funded by the issue of $32.5 million of shares, net of costs, revolving production loan increases of $21.1 million, a note payable advance of $1.5 million, the release of $0.8 million of term deposits resulting from East Coast work commitments being performed, $5.4 million in cash flow and $1.2 million in working capital changes.

In conjunction with the Drumheller acquisition, the Corporation entered into certain commodity sales agreements and derivative financial instruments. The Corporation entered a fixed price contract for 3,000 gj/d of natural gas sales at $6.46/gj (AECO) for the term of April 1 to December 31, 2003. Additionally, a put option was purchased establishing a $6.50/gj (AECO) "floor price" on 2,000gj/d for the same term. A fixed price oil contract covering 275 b/d for the term of June 1, 2003 to May 31, 2004 at a price of $35.75 CDN WTI was also entered into. The Corporation's hedging activities reduced the second quarter of 2003 revenue by $0.1 million.

At June 30, 2003 the Corporation had a working capital deficiency of approximately $1.5 million, and available room on its production loan facility of $1.7 million.

The Corporation's remaining 2003 exploration and development expenditures are expected to be primarily funded from operating cash flow. If additional cash is required to fund the planned 2003 capital program, it may come from equity financing or potential releases of the secured term deposits as additional work expenditures are completed or joint venture arrangements are established on our East Coast holdings. The Corporation may elect to farm-out portions of its offshore Nova Scotia acreage, or enter into other arrangements with third parties, thereby reducing capital required from the Corporation to fund these prospects. The Corporation is currently working to secure a joint venture partner for its deepwater "Mayflower" block which, if successful, should release up to $10.3 million in secured term deposits assigned to this block.


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o BALANCE SHEET
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
(THOUSANDS OF DOLLARS)                           June 30         December 31
                                                  2003               2002
ASSETS                                         (Unaudited)        (Audited)
                                               -----------       -----------
Current assets
   Accounts receivable                         $     3,452           4,254
   Prepaid expenses                                  1,963           1,724
                                               -----------       ---------
                                                     5,415           5,978
Nova Scotia Offshore Term deposits                  11,227          12,032
Oil and gas assets                                  89,748          31,946
                                               -----------       ---------
                                               $   106,390          49,956
                                               -----------       ---------
                                               -----------       ---------
LIABILITIES

Current Liabilities
   Accounts payable and accrued liabilities    $     6,948           6,312
   Revolving production loan                        26,282           5,150
                                               -----------       ---------
                                                    33,230          11,462

Note Payable                                         1,500              --
Provision for future site restoration                  803             411
Future income taxes                                  4,192           5,213
                                               -----------       ---------
                                                    39,725          17,086
                                               -----------       ---------

SHAREHOLDERS' EQUITY

Share capital                                       66,545          49,927
Retained earnings (deficit)                            120         (17,057)
                                               -----------       ---------
                                                    66,665          32,870
                                               -----------       ---------
                                               $   106,390          49,956
                                               -----------       ---------
                                               -----------       ---------

Weighted average shares outstanding                 79,468          54,730
                                               -----------       ---------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


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               2 0 0 3  S E C O N D  Q U A R T E R  R E P O R T


o STATEMENT OF EARNINGS AND RETAINED EARNINGS
--------------------------------------------------------------------------------

                                                      Three Months Ended        Six Months Ended
UNAUDITED                                                   June 30                  June 30
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)          2003       2002          2003       2002
                                                      -------------------      -------------------
Revenue
    Oil and gas                                       $  9,888      2,040      $ 13,889      2,875
    Royalties, net of royalty tax credit                (2,037)      (455)       (2,892)      (709)
                                                      -------------------      -------------------
                                                         7,851      1,585        10,997      2,166
                                                      -------------------      -------------------
Expenses
    General and administrative                             820        749         2,493      1,298
    Production and operating                             1,989        556         2,713        890
    Interest                                               394         --           559         --
    Depletion and amortization                           3,526        656         4,734      1,022
    Future site restoration                                336         15           392         30
                                                      -------------------      -------------------
                                                         7,065      1,976        10,891      3,240
                                                      -------------------      -------------------
Earnings (loss) from operations                            786       (391)          106     (1,074)

Other income
    Interest                                               100        105           210        245
                                                      -------------------      -------------------
Earnings (loss) before income taxes                        886       (286)          316       (829)

Income Taxes
    Current                                                 52         36            88         72
    Future (reduction)                                     162        114           108       (114)
                                                      -------------------      -------------------
                                                           214        150           196        (42)
                                                      -------------------      -------------------
Net earnings (loss)                                        672       (436)          120       (787)

Retained earnings (deficit), beginning of period       (17,609)    10,765       (17,057)    11,116

Reduction of Stated Capital                             17,057         --        17,057         --
                                                      -------------------      -------------------
Retained earnings, end of period                      $    120     10,329      $    120     10,329
                                                      -------------------      -------------------
                                                      -------------------      -------------------
Earnings (loss) per share                             $   0.01      (0.01)     $   0.00      (0.02)
                                                      -------------------      -------------------
Diluted earnings (loss) per share                     $   0.01      (0.01)     $   0.00      (0.02)
                                                      -------------------      -------------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


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            C A N A D I A N  S U P E R I O R  E N E R G Y  I N C .
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               2 0 0 3  S E C O N D  Q U A R T E R  R E P O R T


o STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                      Three Months Ended        Six Months Ended
UNAUDITED                                                   June 30                  June 30
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)          2003       2002          2003       2002
                                                      -------------------      -------------------
CASH FLOW FROM OPERATING ACTIVITIES
    Net earnings (loss)                               $    672       (436)     $    120       (787)
    Items not involving cash for operations
       Depletion and amortization                        3,526        656         4,734      1,022
       Future site restoration                             336         15           392         30
       Future income taxes (reduction)                     162        114           108       (114)
                                                      -------------------      -------------------
       Cash flow from operations                         4,696        349         5,354        151

    Net change in non-cash working capital                (186)   (17,875)        1,199     (3,961)
                                                      -------------------      -------------------
                                                         4,510    (17,526)        6,553     (3,810)
                                                      -------------------      -------------------
CASH FLOW FROM INVESTING ACTIVITIES
    Aquisition of oil and gas properties                  (374)        --       (54,160)        --
    Exploration and development expenditures            (3,372)    (8,383)       (8,376)   (28,353)
                                                      -------------------      -------------------
                                                        (3,746)    (8,383)      (62,536)   (28,353)
                                                      -------------------      -------------------
CASH FLOW FROM FINANCING ACTIVITIES
    Issue of shares (net of costs)                        (246)    16,710        32,546     16,774
    Revolving production loan advances                    (518)        --        21,132         --
    Note payable advance                                    --         --         1,500         --
    Redemption of term deposits                             --      7,199           805      7,199
                                                      -------------------      -------------------
                                                          (764)    23,909        55,983     23,973
                                                      -------------------      -------------------

Net increase (decrease) in cash                             --     (2,000)           --     (8,190)
Cash at beginning of period                                 --      2,000            --      8,190
                                                      -------------------      -------------------
Cash at end of period                                 $     --         --      $     --         --
                                                      -------------------      -------------------
                                                      -------------------      -------------------
Cash flow from operations per share                   $   0.05       0.01      $   0.07       0.00
                                                      -------------------      -------------------
Diluted cash flow from operations per share           $   0.05       0.01      $   0.07       0.00
                                                      -------------------      -------------------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


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               2 0 0 3  S E C O N D  Q U A R T E R  R E P O R T


o NOTES TO FINANCIAL STATEMENTS
  (Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2002. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2002.

NOTE 2: REVOLVING PRODUCTION LOAN

At June 30, 2003 the Corporation had a $28.0 million demand revolving production loan facility ("the facility") with a Canadian chartered bank of which it had drawn $26.3 million. The facility bears interest at prime plus 0.75% on the first $22.5 million of the facility and prime plus 1.0% on the excess. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility is reviewed on an annual basis, with the next review scheduled for May 31, 2004.

NOTE 3: SHARE CAPITAL

a)   Issued

     The Corporation's authorized share capital consisted of an unlimited number of shares and preferred shares. The voting common shares issued are:

                                                                NUMBER     AMOUNT
                                                              --------------------
     Balance as at December 31, 2002                            65,032    $ 49,927
        Issued for cash                                         22,440      35,000
        Issued upon exercise of stock options                      280         227
        Issue costs, net of future tax reduction of $1,129          --      (1,552)
        Reduction of stated capital                                 --     (17,057)
                                                              --------------------
     Balance as at June 30, 2003                                87,752    $ 66,545
                                                              --------------------
                                                              --------------------

b) On February 25, 2003, the Corporation closed a bought deal financing for total gross proceeds of $21.4 million comprised of 13.4 million common shares at $1.60 per share, including an over allotment allocation of 0.9 million shares.

c) On March 20, 2003, the Corporation issued 9.0 million common shares for gross proceeds of $13.6 million, relating to a best efforts unit offering. Each $1.50 unit consists of one common share and one-half purchase warrant. Each whole warrant entitles the holder to purchase a common share for a period of twelve months from the closing date at a price of $2.00 per common share.

d) On June 27, 2003, at the Corporation's Annual Meeting of Shareholders, a special resolution was approved authorizing a deduction from the stated capital account for the common shares of the Corporation of $17,057,000, being the Corporation's deficit as at December 31, 2002.

Stock Based Compensation
     Stock Options

                                            June 30, 2003               December 31, 2002
                                      --------------------------------------------------------
                                         Weighted                        Weighted
                                           Number     Average              Number     Average
                                       of Options       Price          of Options       Price
                                      --------------------------------------------------------
     Balance, beginning of year             5,841      $ 1.12               4,020       $ 0.92
        Forfeited                             (50)       1.50                (356)        1.14
        Exercised                            (280)       0.81                (517)        0.95
        Granted                               620        1.47               2,694         1.39
                                      --------------------------------------------------------
     Balance, end of period                 6,131      $ 1.17               5,841       $ 1.12
                                      --------------------------------------------------------
                                      --------------------------------------------------------

     The Corporation uses the intrinsic value method to account for its stock-based compensation plans. Under this method, no compensation costs are recorded in the financial statements for stock options granted to employees and directors. If the fair value method had been used, the Corporation's stock-based compensation costs and pro forma net earnings would be as follows:

                                                    Six Months Ended
     ($000's, except per share)                      June 30, 2003
                                                    ----------------
        Compensation Costs                                  192
        Net earnings (loss)
           As reported                                      120
           Pro forma                                        (72)

     The pro forma loss per common share, both basic and diluted, would not change from reported amounts.

     The Black-Scholes option pricing model, with the following weighted average assumptions, is used to estimate the fair value of options on the date of the grant:


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               2 0 0 3  S E C O N D  Q U A R T E R  R E P O R T


o NOTES TO FINANCIAL STATEMENTS
  (Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

                                                  Six Months Ended
                                                    June 30, 2003
                                                  ----------------
     Risk free interest rate (%)                          4.0
     Expected lives (years)                              10.0
     Expected volatility (%)                               79
     Dividend per share                                  0.00


NOTE 4: RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2003, the Corporation paid $423,000 at normal commercial terms for oilfield equipment rentals to a company controlled by a director and for equipment rentals to a company controlled by an officer and director of the Corporation. At December 31, 2002, accounts receivable includes amounts totaling $1,035,000 for advances to one of the related companies. In January 2003 the officer and director assigned to the company his right to receive a $1.1 million payment from the Corporation which became payable to him under an executive employment contract with the Corporation dated July 1, 2000. The Corporation and the related company agreed to set off amounts owed to each other, such that all obligations from the related company to the Corporation were extinguished.

At December 31, 2002 accounts receivable included $137,500 for shares purchased by employees. These amounts were repaid in January 2003.

The note payable at June 30, 2003 includes $1.5 million owing to a company controlled by an officer and director of the Corporation. The amount bears interest at commercial terms and is to be secured by certain assets of the Corporation.

NOTE 5: HEDGE NOTE

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

Contract      Volume           Price                  Term
----------------------------------------------------------------------------------
NATURAL GAS
Fixed Price   3,000 gj/d       $6.46/gj (Aeco)        April 1 - December 31, 2003
Put Option    2,000 gj/d       $6.50/gj (Aeco)        April 1 - December 31, 2003
                               strike cost $0.43/gj
----------------------------------------------------------------------------------
CRUDE OIL
Fixed Price   275 bbl/d        $35.75 CAD/bbl WTI     June 1, 2003 - May 31, 2004

At June 30, 2003, the estimated fair values of the above financial instruments were a receivable (income) of $0.1 million.

NOTE 6: DRUMHELLER ACQUISITION

The acquisition of the Drumheller property closed on March 20, 2003 with an effective date of October 1, 2002. In accordance with Canadian generally accepted accounting principles, the properties net cash flows from the effective date to the date of closing were treated as purchase price adjustments and deducted from the gross acquisition costs. Only revenues and expenses relating to the production volumes of the property from March 21, 2003 forward were recorded on the statement of earnings of the Corporation.

Selected financial and operational highlights pro forma the Drumheller acquisition occurring at January 1, 2003 are as follows:

                                         Six Months Ended June 30, 2003
                                                          Pro Forma Drumheller
                                                              Acquisition
                                       As reported (1)      January 1, 2003
                                       ---------------------------------------
Financial
   Revenue                               $ 13,889             $ 23,190
   Royalties                             $  2,892             $  4,992
   Production and operating expenses     $  2,713             $  3,743
   Cash flow from operations             $  5,354             $ 11,525

Production
   Natural Gas (mcf/d)                      8,764               13,278
   Oil and NGLs (bbl/d)                       399                  696
   Boe/d (6:1)                              1,860                2,909

(1)  Includes March 21 to 31, 2003 of Drumheller operations.

NOTE 7: SUBSEQUENT EVENTS

On July 10, 2003, the Corporation issued 800,000 flow-through common shares, at a price of $1.90 per share, for total gross proceeds of $1,520,000.


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o HIGHLIGHTS
--------------------------------------------------------------------------------

                                      Three Months Ended          Six Months Ended
                                             June 30        %        June 30             %
                                        2003       2002   Change      2003     2002    Change
                                      ------------------          -----------------
FINANCIAL:
    ($000's except per share amount)
    Oil and gas revenues              $ 9,888   $ 2,040     385%   $13,889  $ 2,875     383%
    Cash flow from operations         $ 4,696   $   349    1246%   $ 5,354  $   151    3446%
    Net earnings (loss)               $   672   $  (436)    254%   $   120  $  (787)    115%

PER SHARE
    Cash Flow from operations         $  0.05   $  0.01     400%   $  0.07  $  0.00     700%
    Net earnings (loss)               $  0.01   $ (0.01)    200%   $  0.00  $ (0.02)    100%

    Weighted average common
     shares outstanding                87,627    51,550      70%    79,468   51,035      56%

OPERATIONS:

PRODUCTION VOLUMES:
    Oil & NGLs (bbls/d)                   671        54    1143%       399       54     639%
    Natural gas (mmcf/d)                 12.6       5.2     142%       8.8      3.9     126%
    Boe/d (6:1)                         2,771       921     201%     1,860      704     165%

SALES PRICES:
    Oil & NGLs ($/bbl)                $ 32.88   $ 35.16      -6%   $ 34.40  $ 29.27      18%
    Natural Gas ($/mcf)               $  6.80   $  3.65      86%   $  7.16  $  3.69      94%

CAPITAL EXPENDITURES:
    Acquisition                           374         0             54,160        0
    Exploration and development         1,908     2,549     -25%     5,757   15,846     -64%
    Plants & Facilities & Pipelines        91     3,295     -97%       186    8,603     -98%
    Capitalized G & A                     912       669      36%     1,963    1,311      50%
    Land & Lease (net)                    461     1,870     -75%       470    2,593     -82%
                                      -----------------           -----------------
                                      $ 3,746   $ 8,383     -55%   $62,536  $28,353     121%
                                      -----------------           -----------------
                                      -----------------           -----------------


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


CORPORATE INFORMATION

DIRECTORS
Greg Noval, B.Comm., B.A. (Econ.), LLB
     PRESIDENT & CHIEF EXECUTIVE OFFICER
Robert Pilling, B.Comm., C.G.A.
     VICE PRESIDENT
Leigh Bilton
     DIRECTOR
Dale G. Blue, B.A.
     DIRECTOR
Charles Dallas
     DIRECTOR
T.J. (Jake) Harp, B.Sc. Pet. Eng., P.Geoph.
     DIRECTOR
Fred Purich
     DIRECTOR
J. Ronald Woods, B.Comm., C.F.A.
     DIRECTOR

INDEPENDENT ENGINEERS
Gilbert Laustsen Jung Associates Ltd
     CALGARY, ALBERTA
Chapman Petroleum Engineering Ltd
     CALGARY, ALBERTA
McDaniel & Associates Consultants Ltd
     CALGARY, ALBERTA

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
     CALGARY, ALBERTA & TORONTO, ONTARIO

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
American Stock Exchange
Trading Symbol:  SNG

OFFICERS AND SENIOR MANAGEMENT
Greg Noval, B.Comm., B.A. (Econ.), LLB
     PRESIDENT & CHIEF EXECUTIVE OFFICER
Robert Pilling, B.Comm., C.G.A.
     VICE PRESIDENT
Jason Bednar, B. Comm., C.A.
     CONTROLLER
Leigh Bilton
     MANAGER, FIELD OPERATIONS
Michael E. Coolen, P.Eng.
     DIRECTOR, EAST COAST OPERATIONS
Gerold Fong, B.Sc., Geophysics
     EXPLORATION MANAGER
Mark Gillis, P.Eng.
     MANAGER, EAST COAST DRILLING
Daniel C. MacDonald B.A., Business Admin. (Finance)
     LAND MANAGER

SOLICITORS
McCarthy Tetrault LLP
     CALGARY, ALBERTA
Burchell Green Hayman Parish
     HALIFAX, NOVA SCOTIA

AUDITORS
KPMG LLP
     CALGARY, ALBERTA

BANK
Alberta Treasury Branch
     CALGARY, ALBERTA


                                     [LOGO]
                               CANADIAN SUPERIOR
                                  ENERGY INC.


                                   HEAD OFFICE
       Suite 3300, 400 - 3rd Avenue S.W., Calgary, Alberta Canada T2P 4H2
                     Tel: (403) 294-1411 Fax: (403) 216-2374

                                EAST COAST OFFICE
                              Purdy's Wharf Tower 1
    Suite 704, 1959 Upper Water Street, Halifax, Nova Scotia Canada B3J 3N2
                     Tel: (902) 474-3969 Fax: (902) 474-3958

                                 www.cansup.com